UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           WASTE TO ENERGY GROUP INC.
                                (Name of Issuer)


                                  COMMON SHARES
                         (Title of Class of Securities)

                                   94107C 10 8
                                 (CUSIP Number)


   Maria Camila Maz, 4801 Alhambra Cir. Coral Gables, FL 33146, (305) 529-4888
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    09/08/08
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 5 Pages)


----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 94107C 10 8                                          Page 2 of 5 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Maria Camila Maz  S.S. ###-##-####
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    n/a
    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     15,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       15,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.8%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 94107C 10 8                                          Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER.

Common shares with a par value of $0.0001 of Waste to Energy Group Inc. with the executive office at 4801 Alhambra Circle, Coral Gables, FL 33146.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The name of the person filing this statement: Maria Camila Maz, (the "Reporting Person")

     (b) The business address of the Reporting Person is: 4801 Alhambra Circle, Coral Gables, FL 33146

     (c) The present principal occupation of the Reporting Person is as a Financial Consultant and owner of Prosper Financial Inc. a firm that provides management services to development stage companies.

     (d)  The Reporting Person is a citizen of the United States

     (e) During the past five years the Reporting Person has not been convicted in a criminal proceeding.

     (f) During the past five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except for by complying with a request of the SEC to file an amended 10KSB for Strategic Rare Earth Metals Inc. on March 26, 2008, for its 2004 year end, a lawsuit was brought against the Reporting Person to seeking to enjoin the Reporting Person from making any further future filings. A joint stipulation was entered into between the Plaintiff and the Reporting Person and the case was dismissed with prejudice and the Reporting Person agreeing not to make any future filings for said corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The Reporting Person purchased 15,000,000 shares of the Issuer's common stock from Mr. Aaron Bard as to 12,500,000 shares and from Mr. Shlomo Friedman as to 2,500,000 shares, both sellers being former directors and officers of the issuer, for the total consideration of US$120,000, pursuant to the terms of two share purchase agreements (copies of which are attached as an exhibit hereto). The consideration for the acquisition was paid from the personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION,

The purpose or purposes of the acquisition of the shares by the Reporting Person was for investment purposes and to facilitate an acquisition by the Issuer of Waste to Energy Group LLC as described in a MOU between these two companies signed on September 3, 2008. This MOU was filed as an attachment to an 8K filed by the Issuer on September 9, 2008. Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 94107C 10 8                                          Page 4 of 5 Pages
---------------------                                          -----------------

common stock as she deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     (a) The Issuer has 50,265,000 issued and outstanding shares of common stock as of September 9, 2008. The Reporting Person owns 15,000,000 shares (representing 29.8%) of the issued and outstanding common stock of the Issuer.

     (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

     (c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than a $5,000 per month consulting agreement between the Issuer and Prosper Financial Inc. a Florida corporation owned by the Reporting Person, the Reporting Person does not have any other contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

10.1 Share Purchase Agreement dated September 4, 2008 between Mr. Aaron Bard and the Reporting Person.

10.2 Share Purchase Agreement dated September 4, 2008 between Mr. Shlomo Friedman and the Reporting Person.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 94107C 10 8                                          Page 4 of 5 Pages
---------------------                                          -----------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 29, 2008                    By: /s/ Maria Camila Maz
                                                --------------------------------
                                             Name: Maria Camila Maz